Mail Stop 3561

October 29, 2009

Via Fax & U.S. Mail

Kimberly Tharp
Chief Financial Officer
Florida Gaming Corporation
2669 Charlestown Rd, Suite D
New Albany, IN 47150

> **Re: Florida Gaming Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed December 31, 2008**
> **File No. 000-09099**

Dear Ms. Tharp:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief